# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Landsea Homes Corporation, CIK 0001721386
CUSIP: 51509P103
Title of class of securities: Common stock, par value $0.0001
Address of issuer's principal executive offices: 1717 McKinney Avenue, Suite 1000, Dallas, Texas (TX), 75202
Date of event which requires filing of this statement: 12/18/2024
Filed by CIK 0001767199
Persons authorized to receive notices and communications: Mill Road Capital III, L.P., Attn: Thomas E. Lynch, 328 Pemberwick Road, Greenwich, Connecticut (CT), 06831, 203-987-3500; Peter M. Rosenblum, Esq., Foley Hoag LLP, 155 Seaport Blvd., Boston, Massachusetts (MA), 75202, 617-832-1000

## Reporting persons
- Mill Road Capital III, L.P. (CIK 0001767199): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 1,818,281; shared voting power 0; sole dispositive power 1,818,281; shared dispositive power 0; aggregate amount beneficially owned 1,818,281 (5% of the class)
- Mill Road Capital III GP LLC (CIK 0001767178): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 1,818,281; shared voting power 0; sole dispositive power 1,818,281; shared dispositive power 0; aggregate amount beneficially owned 1,818,281 (5% of the class)
- Thomas E. Lynch (CIK 0001244666): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,818,281; sole dispositive power 0; shared dispositive power 1,818,281; aggregate amount beneficially owned 1,818,281 (5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001
Name of issuer: Landsea Homes Corporation
Address of issuer's principal executive offices: 1717 McKinney Avenue, Suite 1000, Dallas, Texas (TX), 75202

## Item 2. Identity and Background
Name of person filing:
This joint statement on Schedule 13D is being filed by Thomas E. Lynch, Mill Road Capital III GP LLC, a Cayman Islands limited liability company (the "GP"), and Mill Road Capital III, L.P., a Cayman Islands exempted limited partnership (the "Fund"). Each of the foregoing is referred to in this Schedule 13D as a "Reporting Person" and, collectively, as the "Reporting Persons." Mr. Lynch, Deven Petito and Eric Yanagi are the Management Committee Directors of the GP and, in this capacity, are referred to in this Schedule 13D as the "Managers." The GP is the sole general partner of the Fund.
The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").
Residence or business address: The business address of Mr. Lynch, Mr. Petito and Mr. Yanagi, and the address of the principal business and the principal office of the Fund and the GP, is 334 Pemberwick Road, Second Floor, Greenwich, CT 06831.
Present principal occupation or employment: The principal business of the GP is acting as the sole general partner of the Fund. The principal business of the Fund is investing in securities. The present principal occupation or employment of each Manager is as a Management Committee Director of the GP and Mill Road Capital Management LLC, a Delaware limited liability company (the "Management Company"), which provides advisory and administrative services to the GP and the Fund. Mr. Lynch also serves as Chairman of the GP and the Management Company. The principal office of the Management Company is located at 334 Pemberwick Road, Second Floor, Greenwich, CT 06831.
Criminal convictions in the last five years: None of the Managers, the GP and the Fund has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Managers, the GP and the Fund was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it became subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.
Citizenship: Each Manager is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons have acquired beneficial ownership of an aggregate of 1,818,281 shares of Common Stock for $19,632,209.19 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions. The purchase price of shares acquired pursuant to the assignment of Put Options (as defined in Item 6) is not reduced by the premium received by the Reporting Persons upon sale of the Put Options.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons have acquired shares of Common Stock in their ordinary course of business based on the Reporting Persons' belief that the Common Stock represents an attractive investment opportunity.
The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by such Reporting Persons, or cease trading in such securities. Any such additional purchases or sales of securities of the Issuer may be effected by the Reporting Persons in the open market, in privately negotiated transactions or otherwise.
The Reporting Persons may wish to engage in a constructive dialogue with officers, directors and other representatives of the Issuer, as well as the Issuer's stockholders; topics of discussion may include, but are not limited to, the Issuer's market, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to any such agreement or otherwise, exchange proprietary and other information with the Issuer. Factors that the Reporting Persons may consider in evaluating their equity interest in the Issuer include the following: (i) the Issuer's business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Persons' interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Persons; and (vii) other plans or requirements of or applicable to the Reporting Persons.
Depending on their ongoing assessment of such factors, the Reporting Persons may, from time to time, modify their present intention as described in this Item 4.
The Reporting Persons intend to continuously review their options with respect to their equity interest in the Issuer but, except as set forth above, do not have any other specific plans that would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or Board of Directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or by-laws that may impede the acquisition of control of the Issuer by any person; (h) the Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person's cover page to this Schedule 13D, are based on a total of 36,282,883 shares of Common Stock issued and outstanding as of October 30, 2024, as reported in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2024. All of the share numbers reported herein are as of December 26, 2024, unless otherwise indicated. Each Reporting Person's cover page to this Schedule 13D for is incorporated by reference into this Item 5(a, b).
The Fund directly holds, and thus has sole voting and dispositive power over, 1,818,281 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the Fund, and Mr. Lynch has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares in his capacity as Chairman and Management Committee Director of the GP. Accordingly, each of the Reporting Persons beneficially owns 1,818,281 shares of Common Stock, or approximately 5.0% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 1,818,281 shares of Common Stock, or approximately 5.0% of the outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days:
Except as otherwise described in this Schedule 13D, no Reporting Person, other than the Fund as set forth in the table below, effected any transaction in the Common Stock from October 27, 2024 (the date 60 days prior to the filing of this Schedule 13D) to December 26, 2024 (the "Reporting Period"):

Date of Purchase Shares Purchased(#) Purchase Price per Share ($)
11/06/2024* 2,100 $ 12.5000
11/07/2024* 2,400 $ 12.5000
11/12/2024* 10,400 $ 12.5000
11/15/2024* 52,300 $ 12.5000
12/06/2024* 770,000 $ 10.2500
12/18/2024* 15,900 $ 12.5000
12/23/2024* 400 $ 12.5000

* Effected pursuant to the assignment of Put Options (as defined in Item 6).

Except as otherwise described in this Schedule 13D, the above-listed transactions were conducted in the ordinary course of business on the open market for cash, and the purchase prices do not reflect brokerage commissions paid.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Prior to the Reporting Period, the Fund sold standard American-style, exchange-traded put options ("Put Options"), some of which are outstanding as of December 26, 2024.
Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement by and among Thomas E. Lynch, Mill Road Capital III GP LLC and Mill Road Capital III, L.P. dated December 26, 2024.
Exhibit 2 Confirming Statement of Thomas E. Lynch dated December 26, 2024.

## Signatures
- Mill Road Capital III, L.P.: /s/ Thomas E. Lynch, Thomas E. Lynch, Chairman and Management Committee Director of Mill Road Capital III GP LLC, its General Partner (12/26/2024)
- Mill Road Capital III GP LLC: /s/ Thomas E. Lynch, Thomas E. Lynch, Chairman and Management Committee Director (12/26/2024)
- Thomas E. Lynch: /s/ Thomas E. Lynch, Thomas E. Lynch (12/26/2024)